As filed with the Securities and Exchange Commission on February 28, 2003

                                                     Registration No. 333-______

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                             ______________________

                                    FORM S-2
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                          UNIFIED WESTERN GROCERS, INC.
             (Exact name of registrant as specified in its charter)

                           California                                                      95-0615250
 (State or other jurisdiction of incorporation or organization)               (I.R.S. Employer Identification No.)

                               5200 Sheila Street
                           Commerce, California 90040
                                 (323) 264-5200
               (Address, Including Zip Code, and Telephone Number,
        Including Area Code, of Registrant's Principal Executive Offices)
                             ______________________

  Robert M. Ling, Jr., Executive Vice President, Secretary and General Counsel
                          Unified Western Grocers, Inc.
                               5200 Sheila Street
                           Commerce, California 90040
                                 (323) 264-5200
            (Name, address, including Zip Code, and Telephone Number,
                   Including Area Code, of Agent for Service)
                             ______________________

                                    Copy To:
                            Michael A. Henry, Esquire
                     Sheppard, Mullin, Richter & Hampton LLP
                              333 South Hope Street
                                   48th Floor
                          Los Angeles, California 90071
                                 (213) 620-1780
                             ______________________

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable after this Registration Statement becomes effective.

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the
Securities Act of 1933, check the following box.   |X|

         If the registrant elects to deliver its latest annual report to securities holders, or a complete and legible facsimile thereof, pursuant to
Item 11(a)(1) of this Form, check the following box.   |X|

         If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|_____________________

         If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_| ___________________

         If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. |_| ___________________

         If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. |_|

                                 CALCULATION OF REGISTRATION FEE
______________________________________________________________________________________________________
                                             Proposed           Proposed
                                             Maximum             Maximum
 Title of Securities      Amount To Be     Offering Price       Aggregate             Amount Of
  To Be Registered         Registered        Per Unit         Offering Price       Registration Fee
______________________________________________________________________________________________________
Subordinated               $4,000,000          None            $4,000,000              $323.60
Patronage Dividend
Certificates Due
December 15, 2007
______________________________________________________________________________________________________

         The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the commission acting pursuant to said Section 8(a) may determine.

Prospectus
                          UNIFIED WESTERN GROCERS, INC.

                             $4,000,000 SUBORDINATED
                         PATRONAGE DIVIDEND CERTIFICATES
                              DUE DECEMBER 15, 2007

         This prospectus relates to the issuance by Unified Western Grocers, Inc. of Subordinated Patronage Dividend Certificates Due December 15, 2007, which we refer to as the "certificates." References to "Unified" refer to Unified Western Grocers, Inc. Unless the context requires otherwise, references to "we," "us" or "our" refer collectively to Unified and its subsidiaries.

         We will issue certificates to our member-patrons and associate-patrons, which we refer to collectively as "patrons." The certificates will evidence our indebtedness respecting that portion of the patronage dividends to be distributed to patrons for our fiscal year ended September 28, 2002 and to be allocated by us on our books to those patrons' required patronage dividend deposit accounts. As to patronage dividends to be distributed with respect to our 2002 fiscal year, certificates will be issued evidencing the allocation of an amount of dividends equal to the total Cooperative Division dividend less any amount of the dividend to be distributed in shares of Unified's Class B Shares. However, as to any particular patron, if the amount is less than $100.00, then we will not issue a certificate nor make that allocation in connection with the distribution of the patron's patronage dividend.

         The certificates will bear interest with interest beginning to accrue as if the certificates were issued on December 15, 2002 at a variable rate of interest, payable annually on December 15 in each year, commencing December 15, 2003. The interest rate will be reset at the end of each fiscal year. The rate that is set will be effective for the one year period commencing on December 15 after the rate is reset. The interest rate will be based upon U.S. treasury securities with a term of five years. We may prepay the certificates, in whole or in part, at our option. We will have the right, at our option, to set off against the principal of and interest accrued on a certificate, amounts owing to us by the holder of the certificate. The certificates will be our unsecured general obligations and will be subordinated to all our existing and future senior indebtedness. The certificates will be issued under an Indenture between Unified and U.S. Bank, N.A., as Trustee. See "Description of the Certificates."
______________________

         YOU SHOULD CAREFULLY CONSIDER THE MATTERS DISCUSSED UNDER "RISK FACTORS," BEGINNING ON PAGE 5 OF THIS PROSPECTUS.
                             ______________________

         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

___________________________________________________________________________________________
                                                      Underwriting
                                         Price        Discounts and         Proceeds
                                       to Public       Commissions      to Unified (1)(2)
___________________________________________________________________________________________
$4,000,000 Subordinated Patronage      $4,000,000         none            $3,929,676.40
Dividend Certificates Due
December 15, 2007
___________________________________________________________________________________________

(1)      Before deducting expenses payable by us estimated at $70,323.60
(2) Based on the assumption that this amount of certificates will be issued. There is no assurance that this amount will be issued.

THIS OFFER IS NOT UNDERWRITTEN.

               The date of this prospectus is _____________, 2003.

                                TABLE OF CONTENTS

                                                                         Page

WHERE YOU CAN FIND MORE INFORMATION.........................................2
SUMMARY OF PROSPECTUS.......................................................4
RISK FACTORS................................................................6
RATIO OF EARNINGS TO FIXED CHARGES..........................................7
DESCRIPTION OF THE CERTIFICATES.............................................7
METHOD OF OFFERING.........................................................15
USE OF PROCEEDS............................................................15
EXPERTS....................................................................15
FORWARD-LOOKING INFORMATION................................................16


         You should rely only on the information contained in or incorporated by reference in this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus and the documents incorporated by reference is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

                             ______________________

                       WHERE YOU CAN FIND MORE INFORMATION

         We have filed annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any such report, statement or other information at the SEC's public reference rooms at 450 Fifth Street, N.W., Room 1024, Washington D.C. 20549 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You may obtain additional information about the public reference rooms by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains a site on the Internet at http://www.sec.gov that contains reports, proxy statements and other information regarding issuers that file electronically with the SEC.

         We are "incorporating by reference" information into this prospectus. This means that we are disclosing important information to you by referring you to another document that has been filed separately with the SEC. The information incorporated by reference is considered to be part of this prospectus. Information that is filed with the SEC after the date of this prospectus will automatically modify and supersede the information included or incorporated by reference in this prospectus to the extent that the subsequently filed information modifies or supersedes the existing information.

         The following documents filed by Unified with the SEC are hereby incorporated by reference:

         . Annual Report on Form 10-K and Form 10-K/A for the fiscal year ended September 28, 2002; and

         . Quarterly Report on Form 10-Q for the fiscal quarter ended December 28, 2002.

         You may request a copy of these filings at no cost by writing to or telephoning us at the following address and telephone number: Unified Western Grocers, Inc., 5200 Sheila Street, Commerce, California 90040, Attention:
Corporate Secretary, (323) 264-5200.

         Any statement made in this prospectus concerning the contents of any contract, agreement or other document is only a summary of the actual document. You may obtain a copy of any document summarized in this prospectus at no cost by writing to or telephoning us at the address and telephone number given above. Each statement regarding a contract, agreement or other document is qualified in its entirety by reference to the actual document.

                              SUMMARY OF PROSPECTUS

         The following is a brief summary of certain matters described more fully elsewhere in this document. You should read this summary in connection with the more detailed information contained elsewhere in this document. You should pay special attention to the section of this document entitled "RISK FACTORS."

BUSINESS DESCRIPTION: Unified Western Grocers, Inc. is a grocery wholesaler serving supermarket operators in California, Oregon, Washington, western Idaho, Nevada, Arizona, Hawaii, Colorado, Utah and various foreign countries in the South Pacific and elsewhere. Unified does business primarily with member-patrons on a cooperative basis. Member-patrons own shares of Unified's Class A Shares and Class B Shares. Retailers may also do business with Unified as non-shareholder associate-patrons or on a non-patronage basis. Associate-patrons are not shareholders of Unified.

On September 25, 2002, the Company's Board of Directors approved a plan to exit retail and other unprofitable subsidiary activities. Concurrent with this decision, the Board of Directors also approved a plan to effect a quasi-reorganization. A quasi-reorganization is an accounting procedure that eliminates an accumulated deficit in retained earnings and permits the company to proceed on much the same basis as if it had been legally reorganized. A quasi-reorganization involves restating the Company's assets and liabilities to their fair values. Any remaining deficit in retained earnings is then eliminated by a transfer from paid in capital and capital stock, if necessary, giving the Company a "fresh start" with a zero balance in retained earnings. The effect of these two actions resulted in a net retained deficit that was eliminated by a transfer from paid in capital, Class A and Class B Shares.

Our principal executive offices are located at 5200 Sheila Street, Commerce, California 90040 and our telephone number is (323) 264-5200.

GENERAL: The certificates will evidence our indebtedness respecting that portion of the patronage dividends to be distributed to patrons for our fiscal year ended September 28, 2002 and to be allocated by us on our books to those patrons' required patronage dividend deposit accounts. As to patronage dividends to be distributed with respect to our 2002 fiscal year, certificates will be issued evidencing the allocation of an amount of dividends equal to the total Cooperative Division dividend less any amount of the dividend to be distributed in Class B Shares. However, as to any particular patron, if the amount is less than $100.00, then we will not issue a certificate nor make that allocation in connection with the distribution of the patron's patronage dividend.

TERMS OF THE CERTIFICATES: The certificates will bear interest with interest beginning to accrue as if the certificates were issued on December 15, 2002 at a variable rate of interest, payable annually on December 15 in each year, commencing December 15, 2003. The interest rate will be reset at the end of each fiscal year. The rate that is set will be effective for the one year period commencing on December 15 after the rate is reset. The interest rate will be based upon U.S. treasury securities with a term of five years. We may prepay the certificates, in whole or in part, at our option. The certificates will be our unsecured general obligations. The certificates will be issued under an Indenture between Unified and U.S. Bank, N.A., as Trustee. See "DESCRIPTION OF THE CERTIFICATES."

SECURITY AND SET OFF: The certificates are subject to security agreements in favor of Unified. As a consequence, the certificates will be held by Unified as security for the full and prompt payment and performance of any and all contracts, agreements, obligations or liabilities of our patrons to us. We will have the right, at our option, to set off against the principal of and interest accrued on a certificate, amounts owing to us by the holder of the certificate. See "DESCRIPTION OF THE CERTIFICATES - Security and Set Off."

SUBORDINATION: The indebtedness represented by the certificates will be subordinated and junior in right of payment to the prior payment in full of all senior indebtedness. The subordination provisions limit the right to repayment of in the event of bankruptcy or other similar proceedings with respect to Unified or an event of default under the Company's senior indebtedness occurs. The outstanding amount of senior indebtedness to which the certificates will be subordinated aggregated approximately $299 million as of December 28, 2002. See "DESCRIPTION OF THE CERTIFICATES - Subordination."

                                  RISK FACTORS

You should carefully consider the following factors concerning us and the securities offered in this prospectus:

The indebtedness evidenced by the certificates will be subordinated.

         The indebtedness evidenced by the certificates will be subordinated to the prior payment in full of our senior indebtedness. As such, we cannot make any payment with respect to the certificates in the event of an uncured default by us under our senior indebtedness, or in the event of our dissolution, liquidation or insolvency, until all of our senior indebtedness has been paid in full. There is no limitation under the indenture on the creation of additional senior indebtedness.

We may set off against principal of, and interest accrued on, the certificates.

         We will have the right at any time, at our option, to set off against the principal of and interest accrued on a certificate, all or any portion of the amounts owing to us by the holder of the certificate. Upon any set off, unpaid interest accrued on, and, if applicable, the principal amount of, the certificate will be reduced and will be deemed to have been paid by us to the extent of such set off. The holder of a certificate will have no right to set off amounts which the holder owes to us against the principal of or interest accrued on the certificate.

The certificates are not transferable.

         The certificates are nontransferable without our consent, which we are not obligated to give. Accordingly, there is no market for the certificates and none is expected to develop.

The certificates are unsecured obligations.

         The certificates will be our unsecured general obligations, and we will not establish any sinking fund for their repayment. Thus, we cannot assure you that we would have the ability to repay the certificates in the event of insolvency or other financial difficulty. The outstanding amount of senior indebtedness to which the certificates will be subordinated aggregated approximately $299 million at December 28, 2002.

The certificates will be held as security.

         The certificates will not be delivered to you. All certificates will be held by Unified to secure the prohibition against their transfer and as security for performance your obligations to us.

We will continue to be subject to risk of loss of member volume.

         We will continue to be subject to the risks associated with the consolidation of the grocery industry. When independent retailers are acquired by large chains with self distribution capacity, are driven from business by larger grocery chains, or become large enough to develop their own self-distribution system, we will lose distribution volume. Members may also select other wholesale providers. Reduced volume is normally injurious to profitable operations since fixed costs must be spread over a lower volume of transactions.

                       RATIO OF EARNINGS TO FIXED CHARGES

                                                          Fiscal Year
                                     _______________________________________________________________
                                       Thirteen
                                      weeks ended
                                      December 28,
                                          2002        2002       2001       2000      1999      1998
                                          ____        ____       ____       ____      ____      ____
Ratio of earnings to fixed
charges(1)....................            1.95x       1.79x      1.44x      1.41x     2.27x     2.22x

________________

(1) Adjusted earnings used in computing the ratio of earnings to fixed charges consist of earnings from continuing operations, before income taxes (benefit), and patronage dividends plus amortization of capitalized interest and fixed charges less interest capitalized. Fixed charges consist of the sum of the portion of rental expense that is representative of the interest factor, interest expense (including amortization of deferred financing costs) and capitalized interest.


                         DESCRIPTION OF THE CERTIFICATES

         We will issue certificates to evidence our indebtedness respecting that portion of the patronage dividends to be distributed to patrons for our fiscal year ended September 28, 2002 and to be allocated by us on our books to those patrons' required patronage dividend deposit accounts.

         We will issue certificates evidencing the allocation of an amount of such dividends equal to the total Cooperative Division dividend less any amount of the dividend to be distributed in Unified's Class B Shares. However, as to any particular patron, if the amount is less than $100.00, then we will not issue a certificate nor make that allocation in connection with the distribution of the patron's patronage dividend.

         We will issue the certificates under an Indenture between Unified and U.S. Bank, N.A., as trustee. The terms of the certificates include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended. The certificates are subject to all those terms, and holders of the certificates are referred to the indenture and the Trust Indenture Act for a statement of those terms. The following summary is qualified in its entirety by reference to the provisions of the indenture. A copy of the form of the indenture has been filed with the SEC and may be obtained by accessing the Internet address provided or contacting us as described under "Where You Can Find More Information."

General

         The certificates will mature on December 15, 2007. The certificates will bear interest with interest beginning to accrue as if the certificates were issued on December 15, 2002 at a variable rate of interest, payable annually on December 15 in each year, commencing December 15, 2003. The interest rate will be reset at the end of each fiscal year. The rate that is set will be effective for the one year period commencing on December 15 after the rate is reset. The interest rate will be based upon U.S. treasury securities with a term of five years. We will pay interest to the holder in whose name the certificate is registered at the close of business on the 15th day next preceding the interest payment date.

         The aggregate principal amount of certificates that we may issue is limited to $4,000,000. We will issue certificates in minimum denominations of $100.00 and integral multiples of $1.00.

Prepayment

         We may prepay the certificates at any time in whole and from time to time in part, without premium, at our option. The indenture provides that written notice of prepayment will be mailed to each holder of certificates to be prepaid not less than 15 nor more than 60 days prior to the prepayment date. If we are prepaying less than all of the certificates, the trustee will select the certificates or portions thereof to be prepaid pro rata, by lot or by such other method as the trustee deems fair and appropriate. However, no certificate may be selected for partial prepayment if the principal balance of that certificate remaining after prepayment would be less than $100.00. The notice of prepayment will identify the certificates being prepaid and, in the case of partial prepayment, will identify the respective principal amounts of the certificates being partially prepaid.

         There is no provision for a sinking fund for the retirement of the certificates.

Security and Set Off

         The certificates are subject to security agreements in favor of Unified. As a consequence, the certificates will be held by Unified as security for the full and prompt payment and performance of any and all contracts, agreements, obligations or liabilities of our patrons to us.

         We have the right at any time, at our option, to set off against the principal of and interest accrued on a certificate, all or any portion of the amounts owing to us by the holder of the certificate. Any set off will be made first against interest accrued to the date of the set off and then against the principal amount of the certificate. We will give written notice of the set off to the trustee and the holder of the certificate, but the giving of that notice is not a condition to our exercise of our right of set off. From and after the date of any set off as specified in the notice, unpaid interest accrued on, and, if applicable, the principal amount of, the certificate will be reduced and be deemed to have been paid by us to the extent specified in the notice, and interest shall cease to accrue on the portion, if any, of the principal amount of the certificate so reduced and deemed to have been paid. If the principal amount of a certificate identified in our notice has been reduced and been deemed to have been paid to an extent such that the remaining unpaid portion of the principal of the certificate is less than $100.00, then that certificate will become due and payable on the date of the set off as specified in our notice. On and after the earlier of the date on which that certificate is surrendered for payment and 7 days following the date of our notice, that certificate shall cease to bear interest.

         If prior to the date of the set off as specified in our notice, we have given a notice of prepayment with respect to the certificate, and if the prepayment price of the certificate has not yet been paid, then, notwithstanding that prepayment notice, the prepayment price will be reduced and be deemed to have been paid by us to the extent specified in our notice, and on the prepayment date, the holder of the certificate shall only be entitled to receive the remaining balance, if any, of the prepayment price. No delay by us in giving a notice of set off shall impair its validity or effect once given.

         The holder of a certificate will have no right to set off any amounts which the holder owes to us against the principal of or interest accrued on the certificate, and by acceptance of a certificate the holder waives and relinquishes any such right.

Subordination

         The indebtedness evidenced by the certificates will be subordinated and junior in right of payment to the prior payment in full of all senior indebtedness.

         The term "senior indebtedness" means all indebtedness, liabilities or obligations of Unified, contingent or otherwise, whether existing on the date of the indenture or thereafter incurred,

         .        in respect of borrowed money;

                  . evidenced by bonds, notes, debentures or other instruments of indebtedness;

                  . evidenced by letters of credit, banker's acceptances or similar credit instruments;

         .        in respect of capitalized lease obligations;

                  . in respect of the deferred purchase price of property or assets (whether real, personal, tangible or intangible) or in respect of any mortgage, security agreement, title retention agreement or conditional sale contract;

                  . in respect of any interest rate swap agreement, interest rate collar agreement or other similar agreement or arrangement designed to provide interest rate protection;

                  . in respect of all indebtedness, liabilities or obligations of other persons of any of the types referred to in the first six bullet points above for which we are responsible or liable as obligor, guarantor or otherwise or in respect of which recourse may be had against any of our property or assets (whether real, personal, tangible or intangible); and

                  . in respect of all modifications, renewals, extensions, replacements and refundings of any indebtedness, liabilities or obligations of any of the types described in the first seven bullet points above.

         The term "senior indebtedness" shall not mean any indebtedness, liabilities or obligations of Unified, contingent or otherwise, whether existing on the date of the indenture or thereafter incurred,

                  . to trade creditors arising or incurred in the ordinary course of our business,

                  . in respect of any redemption, repurchase or other payments on capital stock,

                  .        in respect of patrons' deposits, or

                  . in respect of patronage dividend certificates, including the certificates.

         For purposes of the above definition of senior indebtedness,

                  . "capitalized lease obligations" means the discounted present value of the rental obligations of any person under any lease of any property which, in accordance with generally accepted accounting principles, has been recorded on the balance sheet of that person as a capitalized lease obligation.

                  . "patrons' deposits" means the deposits from time to time required to be made or maintained with us by our patrons or customers in accordance with our bylaws in effect from time to time or in accordance with the policies for the servicing of accounts of patrons or customers established from time to time by us, and any deposits from time to time made or maintained with us by our patrons or customers in excess of such required deposits.

                  . "patronage dividend certificates" means any notes, revolving fund certificates, retain certificates, certificates of indebtedness, patronage dividend certificates or any other written evidences of indebtedness of Unified at any time outstanding which evidence the indebtedness of Unified respecting the distribution by Unified of patronage dividends, including the certificates.

         The subordination is such that:

                  . In the event of any insolvency or bankruptcy proceedings relative to Unified or its property, and any receivership, liquidation, reorganization, arrangement or other similar proceedings in connection therewith, or in the event of any proceedings for voluntary liquidation, dissolution or other winding up of Unified, the holders of senior indebtedness shall be entitled to receive payment in full of all senior indebtedness (whether accrued prior or subsequent to the commencement of such proceedings) before the holders of the certificates are entitled to receive any payment with respect to the certificates. Upon any such proceedings, any payment or distribution of our assets of any kind or character, whether in cash, property or securities or by set off or otherwise (other than securities which are subordinated and junior in right of payment, at least to the extent provided in the indenture with respect to the certificates to the payment of all senior indebtedness then outstanding) to which the holders of the certificates would be entitled, except for the provisions of the indenture, shall be paid to the holders of senior indebtedness to the extent necessary to pay all senior indebtedness in full.

                  . We will not make any payments with respect to the certificates in the event that any default occurs and is continuing with respect to the payment of any senior indebtedness, unless payment in full is first made on all senior indebtedness or the default with respect to the senior indebtedness has been cured or waived.

                  . In the event that any default (other than those referred to in the second bullet point above) occurs and is continuing with respect to any senior indebtedness permitting the holders of that senior indebtedness to accelerate the maturity thereof, unless payment in full has first been made on all senior indebtedness or such default with respect to the senior indebtedness has been cured or waived, no payments with respect to the certificates will be made during any period: (a) of 180 days after the earlier of the giving of written notice of the default by the holders of senior indebtedness to us and the trustee or the giving of written notice of the default by us to the holders of the certificates, or (b) in which judicial proceedings are pending in respect of such default, a notice of acceleration of the maturity of the senior indebtedness has been transmitted to us and the trustee in respect of the default and those judicial proceedings are diligently pursued in good faith. With respect to clause (a) above, only one notice shall be given in any twelve consecutive months.

                  . In the event that the principal of any certificate becomes due and payable before its maturity date as a result of a declaration of acceleration following an event of default (under circumstances where the provisions of the foregoing paragraphs are not or are no longer applicable), the holders of the senior indebtedness outstanding at the time will be entitled to receive payment in full of all senior indebtedness before the holders of the certificates are entitled to receive any payment with respect to the certificates.

         By reason of this subordination, in the event of liquidation or insolvency, our creditors who are holders of senior indebtedness may recover more ratably than holders of the certificates, and our creditors who are not holders of senior indebtedness or of the certificates may recover less ratably than holders of senior indebtedness and may recover more ratably than holders of the certificates.

         The total amount of our outstanding senior indebtedness aggregated $299 million as of December 28, 2002. We are not limited under the indenture from creating additional senior indebtedness.

Security

         There is no provision of any kind for a lien upon any of our assets or properties to secure the certificates. We may place liens on our assets or properties to secure debt other than that represented by the certificates.

Transfer

         The certificates may not be transferred or exchanged without our consent, which we are not obligated to give. If we consent to a transfer, the holder of the certificate may be required to furnish appropriate endorsements and transfer documents and may be required to pay any tax or other governmental charge that may be imposed in connection with the transfer.

Consolidation, Merger And Sale Of Assets

         The indenture provides that Unified will not consolidate or merge into any other corporation or convey or transfer its properties and assets substantially as an entirety to any person, unless:

         . the corporation formed by such consolidation or into which Unified is merged or the person which acquires by conveyance or transfer the properties and assets of Unified substantially as an entirety is a corporation organized under the laws of the United States, any state thereof or the District of Columbia and expressly assumes by supplemental indenture all of the obligations of Unified under the indenture and the certificates; and

         . immediately after giving effect to such transaction, no event of default, and no event which, after notice or lapse of time, or both, would become an event of default, has happened and is continuing.

         Upon any consolidation or merger, or any conveyance or transfer of the properties and assets of Unified substantially as an entirety, the successor corporation formed by such consolidation or into which Unified is merged or the person to which such conveyance or transfer is made shall succeed to, and shall be substituted for, and may exercise every right and power of, Unified under the indenture with the same effect as if such successor corporation or person had been named as Unified therein, and thereafter all obligations of Unified under the indenture and the certificates will terminate.

Certain Covenants

         The indenture contains covenants including, among others, the following:

         PAYMENT OF TAXES AND OTHER CLAIMS. We will timely pay or discharge or cause to be paid or discharged all taxes, assessments and governmental charges levied or imposed upon us or upon our income, profits or property, and all lawful claims for labor, materials and supplies which, if unpaid, might by law become a lien upon our property. However, we are not required to pay or discharge or cause to be paid or discharged any tax, assessment, charge or claim whose amount, applicability or validity is being contested in good faith by appropriate proceedings.

         MAINTENANCE OF PROPERTIES. We will cause all our properties used or useful in the conduct of our business to be maintained and kept in good condition, repair and working order and supplied with all necessary equipment and will cause to be made all necessary repairs, renewals, replacements, betterments and improvements thereof, all as in our judgment may be necessary so that our business carried on in connection therewith may be properly and advantageously conducted at all times. However, we may discontinue the operation and maintenance of any of our properties if the discontinuance is, in our judgment, desirable in the conduct of our business and not disadvantageous in any material respect to the holders of the certificates.

         CORPORATE EXISTENCE. Subject to the provisions of the indenture relating to consolidation, merger and sale of assets, we will do or cause to be done all things necessary to preserve and keep in full force and effect our corporate existence, rights (charter and statutory) and franchises. However, we are not required to preserve any right or franchise if we determine that the preservation of that right or franchise is no longer desirable in the conduct of our business and that the loss of that right or franchise is not disadvantageous in any material respect to the holders of the certificates.

         There are no covenants or provisions which afford the holders of the certificates any rights, including the right to require the repurchase of the certificates, in the event of a highly leveraged transaction (such as an acquisition, refinancing or other recapitalization), whether or not involving a change in control of Unified.

Events of Default

         An event of default includes:

         . default in the payment of the principal of any certificate at its maturity,

         . default in the payment of any interest on any certificate when it becomes due and payable, and continuance of the default for a period of 30 days,

         . default, for 60 days after notice to us by the trustee or to us and the trustee by holders of at least 25% in principal amount of the outstanding certificates, in performance of any other covenant in the indenture, and

         .        certain events of bankruptcy, insolvency and reorganization.

         The trustee will, within 90 days after the occurrence of a default which is known to it, give to the holders of the certificates notice of that default. Except in the case of default in the payment of principal or interest on any of the certificates, the trustee will be protected in withholding the notice if it in good faith determines that the withholding of the notice is in the interests of the holders of the certificates. The trustee will not be charged with knowledge of any default or event of default unless written notice of the default has been given to the trustee by us or by the holders of at least 25% in principal amount of the outstanding certificates. The term "default" for the purpose of this provision means any event which is or after notice or lapse of time would become an event of default.

         The indenture contains a provision entitling the trustee, subject to the duty of the trustee during the continuance of an event of default of which it has knowledge to act with the required standard of care, to be indemnified by the holders of the certificates before proceeding to exercise any right under the indenture at the request of the holders of the certificates. The indenture provides that the holders of a majority in principal amount of the outstanding certificates may direct the time, method and place of conducting any proceedings for any remedy available to the trustee or exercising any trust or power conferred on the trustee.

         The indenture provides that if an event of default occurs and is continuing, either the trustee or holders of not less than 25% in principal amount of the certificates then outstanding may declare the principal of all such certificates to be due and payable.

         A holder of certificates will not have any right to institute any proceeding with respect to the indenture or for any remedy thereunder unless:

         . such holder has previously given written notice to the trustee of a continuing event of default,

         . the holders of not less than 25% in principal amount of the outstanding certificates have made written request to the trustee to institute proceedings in respect of that event of default in its own name as trustee,

         . such holder or holders have offered to the trustee reasonable indemnity, and

         . the trustee has not received from the holders of a majority in principal amount of the outstanding certificates a direction inconsistent with that request and has failed to institute such proceedings within 60 days.

However, the holder of any certificate will have an absolute right to receive payment of the principal of and interest on such certificate on or after the respective due dates and to institute suit for the enforcement of any such payment.

Amendments and Supplements

         With certain limited exceptions which permit amendments of and supplements to the indenture by us and the trustee only, the indenture may be amended or supplemented only with the consent of the holders of not less than a majority in principal amount of outstanding certificates.

         No such amendment or supplement shall without the consent of the holder of each certificate affected thereby:

         . change the stated maturity of the principal of, or the due date of any installment of interest on, any certificate,

         . reduce the principal of, or rate of interest on, any certificate,

         . change the coin or currency in which any portion of the principal of, or interest on, any certificate is payable,

         . impair the right to institute suit for the enforcement of any such payment,

         . reduce the above stated percentage of holders of the outstanding certificates necessary to modify the indenture, or

         . modify the foregoing requirements or the provision of the indenture regarding waiver of past defaults by the holders of the certificates.

Trustee and Certificate Registrar

         U.S. Bank, N.A. is the trustee and the paying agent under the indenture. The Company will initially act as the certificate registrar.

                               METHOD OF OFFERING

         We will issue the certificates to our patrons. The certificates will evidence our indebtedness respecting that portion of the patronage dividends to be distributed to such patrons for our fiscal year ended September 28, 2002 and to be allocated by us on our books to those patrons' required patronage dividend deposit accounts. We are offering the certificates only through our regular employees who will not receive any additional remuneration in connection therewith.

                                 USE OF PROCEEDS

         Cash retained by Unified by virtue of the issuance of the certificates will be used for general working capital purposes.

                                     EXPERTS

         The financial statements and the related financial statement schedule incorporated in this prospectus by reference from the Company's Annual Report on Form 10-K for the year ended September 28, 2002 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, (which report expresses an unqualified opinion and includes explanatory paragraphs relating to the Company effecting a quasi-reorganization in September 2002 and the adoption of Statement of Financial Accounting Standards No. 133 "Accounting for Derivative Instruments and Hedging Activities" effective October 1, 2000) and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                           FORWARD-LOOKING INFORMATION

         This document and the documents of Unified incorporated by reference may contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements relate to expectations concerning matters that (a) are not historical facts, (b) predict or forecast future events or results, (c) embody assumptions which may prove to have been inaccurate, including Unified's assessment of the probability and materiality of losses associated with litigation and other contingent liabilities; and Unified's expectations regarding the adequacy of capital and liquidity. Also, when we use words such as "believes," "expects," "anticipates" or similar expressions, we are making forward-looking statements. Although Unified believes that the expectations reflected in such forward-looking statements are reasonable, we cannot give you any assurance that such expectations will prove correct. Important factors that could cause actual results to differ materially from such expectations include the adverse effects of the changing industry environment and increased competition; sales decline and loss of customers; exposure to the uncertainties of litigation and other contingent liabilities; the ability of Unified to close and sell its discontinued operations within the parameters of the estimates made with respect to the closure or sale; the inability of the Company to maintain its operating performance and equity base in order to meet financial covenants applicable to future periods; and the increased credit risk to Unified caused by the ability of former United members to establish their required minimum deposits over time through use of patronage dividends to purchase Class B Shares if such members default on their obligations to Unified prior to their deposit requirements being met and the existing deposit proves inadequate to cover such members' obligations. All forward-looking statements attributable to Unified are expressly qualified in their entirety by the factors which may cause actual results to differ materially.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses Of Issuance And Distribution

         The following table sets forth the expenses expected to be incurred in connection with the offering described in this registration statement. All amounts are estimated except the Securities and Exchange Commission registration fee.

         Securities and Exchange Commission registration fee.............$323.60
         Printing, Engraving and Reproduction.............................20,000
         Expenses of Qualification Under State Blue Sky Laws...............5,000
         Legal Fees and Expenses..........................................25,000
         Accounting Fees and Expenses.....................................10,000
         Miscellaneous....................................................10,000

         Total........................................................$70,323.60

Item 15.  Indemnification Of Directors And Officers

         Article V of the Unified's Bylaws provides that Unified shall, to the maximum extent permitted by law, have the power to indemnify its directors, officers, employees and other agents. Section 317 of the California General Corporation Law provides that a corporation has the power to indemnify agents of the corporation against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred in connection with any proceeding arising by reason of the fact that any such person is or was an agent of the corporation. Unified has entered into agreements with each of its directors and certain of its officers which provide to such directors and officers the maximum indemnification allowed under applicable law. In addition, Unified and its subsidiaries maintain a policy of directors' and officers' liability and company reimbursement insurance.

Item 16.  Exhibits

4.1 Retail Grocer Application and Agreement for Continuing Service Affiliation With Unified Western Grocers, Inc. and Pledge Agreement (incorporated by reference to Exhibit 4.7 to Amendment No. 2 to Form S-1 Registration Statement of the Registrant filed on December 31, 1981, File No. 2-70069).

4.2 Retail Grocer Application And Agreement For Service Affiliation With And The Purchase Of Shares Of Unified Western Grocers, Inc. and Pledge Agreement (incorporated by reference to Exhibit 4.2 to Post Effective Amendment No. 7 to Form S-2 Registration Statement of the Registrant filed on December 13, 1989, File No. 33-19284).

4.3 Copy of Application and Agreement for Service Affiliation as a Member Patron/Affiliate with Unified Western Grocers, Inc. and Pledge and Security Agreement (incorporated by reference to Exhibit
            4.1 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended April 1, 2000, file No. 000-10815).

4.4 Copy of Application and Agreement for Service Affiliation as an Associate Patron with Unified Western Grocers, Inc. and Pledge and Security Agreement (incorporated by reference to Exhibit 4.2 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended April 1, 2000, file No. 000-10815).

4.5 Agreement respecting directors' shares (incorporated by reference to Exhibit 4.9 to Amendment No. 2 to Form S-1 Registration Statement of the Registrant filed on December 31, 1981, File No. 2-70069).

4.6 Subordination Agreement (Member-Patron-1988) (incorporated by reference to Exhibit 4.4 to Post-Effective Amendment No. 4 to Form S-2 Registration Statement of the Registrant filed on July 15, 1988, File No. 33-19284).

4.7 Subordination Agreement (Associate Patron-1988) (incorporated by reference to Exhibit 4.5 to Post-Effective Amendment No. 4 to Form S-2 Registration Statement of the Registrant filed on July 15, 1988, File No. 33-19284).

4.8 Subordination Agreement (New Member-Patron-1988) (incorporated by reference to Exhibit 4.6 to Post-Effective Amendment No. 4 to Form S-2 Registration Statement of the Registrant filed on July 15, 1988, File No. 33-19284).

4.9 Subordination Agreement (New Associate Patron-1988) (incorporated by reference to Exhibit 4.7 to Post-Effective Amendment No. 4 to Form S-2 Registration Statement of the Registrant filed on July 15, 1988, File No. 33-19284).

4.10 Copy of Member Patron/Affiliate Subordination Agreement (Subordination of Required Deposit) (incorporated by reference to Exhibit 4.10 to Registrant's Form 10-K for the fiscal year ended September 29, 2001 filed on December 27, 2001, File No. 1-10815).

4.11 Copy of Associate-Patron Subordination Agreement (Subordination of Required Deposit Agreement (incorporated by reference to Exhibit
            4.11 to Registrant's Form 10-K for the fiscal year ended September 29, 2001 filed on December 27, 2001, File No. 1-10815).

4.12        Form of Class A Share Certificate (incorporated by reference to
            Exhibit 4.12 to the Registrant's Annual Report on form 10-K for the fiscal year ended September 30, 2000, filed on December 26, 2000, file No. 0-10815).

4.13        Form of Class B Share Certificate (incorporated by reference to
            Exhibit 4.13 to the Registrant's Annual Report on form 10-K for the fiscal year ended September 30, 2000, filed on December 26, 2000, file No. 0-10815).

4.14 Articles FIFTH and SIXTH of the Registrant's Articles of Incorporation (incorporated by reference to Exhibit 3.1 to the Registrant's Current Report on Form 8-K filed on October 13, 1999, File No. 0-10815).

4.15 Article I, Section 5, and Article VII of the Registrant's Bylaws (incorporated by reference to Exhibit 3.2 to the Registrant's Current Report on Form 8-K filed on October 13, 1999, File No. 0-10815).

4.16 Amended and Restated Loan Purchase and Servicing Agreement Dated as of December 7, 2001 between Grocers Capital Company and National Consumer Cooperative Bank (incorporated by reference to Exhibit 10.1 to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 28, 2002, filed on January 13, 2003, File No. 0-10815).

4.17 Amended and Restated Credit Agreement dated as of December 7, 2001 among Grocers Capital Company, the lenders listed therein and National Cooperative Bank, as agent (incorporated by reference to Exhibit 10.1 to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 28, 2002, filed on January 13, 2003, File No. 0-10815).

4.18 Amended and Restated Loan Purchase Agreement (Existing Program) dated January 30, 1998 among United Resources, Inc., United Grocers, Inc. (predecessor-in-interest to the Registrant) and National Consumer Cooperative Bank (incorporated by reference to Exhibit 4.D1 to United Grocers, Inc. Annual Report on Form 10-K for the fiscal year ended October 2, 1998 filed on January 30, 1999, File No. 002-60487, as amended).

4.19 Amended and Restated Loan Purchase Agreement (Holdback Program) dated January 30, 1998 among United Resources, Inc., United Grocers, Inc. (predecessor-in-interest to the Registrant) and National Consumer Cooperative Bank (incorporated by reference to Exhibit 4.D2 to United Grocers, Inc. Annual Report on Form 10-K for the fiscal year ended October 2, 1998 filed on January 30, 1999, File No. 002-60487, as amended).

4.20 Guarantee dated September 29, 1999 by the Registrant of debt securities of United Grocers, Inc. (predecessor-in-interest to the Registrant) issued pursuant to that certain Indenture dated as of February 1, 1978, and as subsequently amended and supplemented, by and between United Grocers, Inc., and State Street Bank and Trust Company (incorporated by reference to Exhibit 4.1 to the Registrants Current Report on Form 8-K filed on October 13, 1999, File No. 000-10815).

4.21 Note purchase Agreement dated as of September 29, 1999 by and among Registrant and the persons listed on Schedule I thereto (incorporated by reference to Exhibit 10.1 to the Registrant's Current report on Form 8-K filed on October 13, 1999, File No. 000-10815).

4.22 Amendment No. 1 and Limited Waiver to Note Purchase Agreement, dated as of September 14, 2000, by and among Registrant and the Noteholders listed on the signature pages thereto (incorporated by reference to Exhibit 4.24 to the Registrant's Annual Report on form 10-K for the fiscal year ended September 30, 2000, filed on December 26, 2000, file No. 0-10815).

4.23 Second Amendment to Note Purchase Agreement and Notes dated as of March 27, 2002 by and among the Registrant and the Noteholders on the signature pages thereto (incorporated by reference to Exhibit
            4.24.1 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended March 30, 2002, filed on May 14, 2002, file No. 0-10815).

4.24 Third Amendment to Note Purchase Agreement and Notes dated as of December 31, 2002 by and among the Registrant and the Noteholders on the signature pages thereto (incorporated by reference to Exhibit
            10.1 to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 28, 2002, filed on January 13, 2003, File No. 0-10815)

4.25 Secured Revolving Credit Agreement dated as of September 29, 1999, by and among Registrant, the Lenders named therein and Rabobank Nederland, New York Branch (incorporated by reference to Exhibit
            10.2 to the Registrant's Current report on Form 8-K filed on October 13, 1999, File No. 000-10815).

4.26 Amendment No. 1 to Secured Revolving Credit Agreement dated as of November 18, 1999 by and among Registrant, the Lenders named therein and Rabobank Nederland, New York Branch (incorporated by reference to Exhibit 4.26 to the Registrant's Annual Report on form 10-K for the fiscal year ended September 30, 2000, filed on December 26, 2000, file No. 0-10815).

4.27 Amendment No. 2 and Limited Waiver to Secured Revolving Credit Agreement dated as of July, 2000 by and among Registrant, the Lenders named therein and Rabobank Nederland, New York Branch (incorporated by reference to Exhibit 4.27 to the Registrant's Annual Report on form 10-K for the fiscal year ended September 30, 2000, filed on December 26, 2000, file No. 0-10815).

4.28 Amendment No. 3 to Secured Revolving Credit Agreement dated as of December 7, 2001 by and among the Registrant, the Lenders named therein and Rabobank Nederland, New York Branch (incorporated by reference to Exhibit 4.27.1 to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 29, 2001, filed on December 27, 2001, file No. 0-10815).

4.30 Copy of indenture dated as of February 1, 1978, between Unified Western Grocers, Inc. (as successor to United Grocers, Inc.) and United States National Bank of Oregon, as trustee, relating to Unified Western Grocers, Inc.'s Capital Investment Notes (incorporated by reference to Exhibit 4-1 to United Grocers, Inc.'s registration Statement on Form S-1, No. 2-60488).

4.31 Copy of supplemental indenture dated as of January 27, 1989, between Unified Western Grocers, Inc. (as successor to United Grocers, Inc.) and United States National Bank of Oregon, as trustee, relating to Unified Western Grocers, Inc.'s Series F 5% Subordinated Redeemable Capital Investment Notes (incorporated by reference to Exhibit 4-G to the United Grocers, Inc. Form 10-K for the fiscal year ended September 30, 1989).

4.32 Copy of supplemental indenture dated as of January 22, 1991, between Unified Western Grocers, Inc. (as successor to United Grocers, Inc.) and United States National Bank of Oregon, as trustee, relating to Unified Western Grocers, Inc.'s Series G 5% Subordinated Redeemable Capital Investment Notes (incorporated by reference to Exhibit 4-D to the United Grocers, Inc. Registration Statement on Form S-2, No. 33-38617).

4.33 Copy of supplemental indenture dated as of July 6, 1992, between Unified Western Grocers, Inc. (as successor to United Grocers, Inc.) and United States National Bank of Oregon, as trustee, relating to Unified Western Grocers, Inc.'s Series H 5% Subordinated Redeemable Capital Investment Notes (incorporated by reference to Exhibit 4-C to the United Grocers, Inc. Registration Statement on Form S-2, No. 33-49450).

4.34 Copy of supplemental indenture dated as of January 9, 1995, between Unified Western Grocers, Inc. (as successor to United Grocers, Inc.) and First Bank National Association, as trustee, relating to Unified Western Grocers, Inc.'s Series J 5% Subordinated Redeemable Capital Investment Notes (incorporated by reference to Exhibit 4-C to the United Grocers, Inc. Registration Statement on Form S-2, No. 33-57199).

4.35 Form of Indenture between the Registrant and U.S. Bank, N.A., as Trustee, relating to $4,000,000 Subordinated Patronage Dividend Certificates Due December 15, 2007.

4.36 Form of Subordinated Patronage Dividend Certificate Due December 15, 2007 (included in Exhibit 4.35).

5.1         Opinion of Sheppard, Mullin, Richter & Hampton LLP.

10.1 Amended and Restated Unified Western Grocers, Inc. Cash Balance Plan effective January 1, 2002, as amended (incorporated by reference to Exhibit 10.1 to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 28, 2002, filed on January 13, 2003, File No. 0-10815).
10.2 Amended and Restated Deferred Compensation Plan dated as of May 1, 1999 (incorporated by reference to Exhibit 10.2 to the Registrant's Annual Report on Form 10-K for the fiscal year ended August 28, 1999 filed on November 14, 1999, File No. 0-10815).

10.3 Amended and Restated Unified Western Grocers, Inc. Employees' Sheltered Savings Plan (incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended December 29, 2001 filed on February 19, 2002, File No. 0-10815).

10.4.1 Unified Western Grocers, Inc., Executive Salary Protection Plan II ("ESPP II"), Master Plan Document, effective January 4, 1995 (incorporated by reference to Exhibit 10.4 to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 2, 1995 filed on December 1, 1995, File No. 0-10815).

10.4.2 Amendment No. 1999-I to Unified Western Grocers, Inc. Executive Salary Protection Plan II, effective as of January 1, 1999 (incorporated by reference to Exhibit 10.5 to the Registrant's Form 10-Q for the quarterly period ended December 31, 2000, filed on February 13, 2001, File No. 0-10815).

10.4.3 Amendment No. 2000-I to Unified Western Grocers, Inc. Executive Salary Protection Plan II, effective as of January 1, 2000 (incorporated by reference to Exhibit 10.6 to the Registrant's Form 10-Q for the quarterly period ended December 31, 2000, filed on February 13, 2001, File No. 0-10815).

10.5 Master Trust Agreement For Unified Western Grocers, Inc. Executive Salary Protection Plan II, dated as of April 28, 1995 (incorporated by reference to Exhibit 10.5 to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 2, 1995 filed on December 1, 1995, File No. 0-10815).

10.6 Unified Western Grocers, Inc. Executive Insurance Plan Split dollar Agreement and Schedule of Executive Officers party thereto (incorporated by reference to Exhibit 10.6 to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 2, 1995 filed on December 1, 1995, File No. 0-10815).

10.7 Comprehensive Amendment to Unified Western Grocers, Inc. Employees' Excess Benefit Plan dated as of December 5, 1995 (incorporated by reference to Exhibit 10.7 to the Registrant's Annual Report on Form 10-K for the fiscal year ended August 30, 1997 filed on November 28, 1997, File No. 0-10815).

10.8 Comprehensive Amendment to Unified Western Grocers, Inc. Employees' Supplemental Deferred Compensation Plan dated as of December 5, 1995 (incorporated by reference to Exhibit 10.8 to the Registrant's Annual Report on Form 10-K for the fiscal year ended August 30, 1997 filed on November 28, 1997, File No. 0-10815).

10.9 Amended and Restated Unified Western Grocers, Inc. Employee Savings Plan (incorporated by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended December 29, 2001 filed on February 19, 2002, File No. 0-10815).

10.10 Unified Western Grocers, Inc. Early Retirement Program (incorporated by reference to Exhibit 10.28 to the Form S-4 Registration Statement filed on August 26, 1999, File No. 333-05917).

10.11 Lease, dated as of December 23, 1986, between Cercor Associates and Grocers Specialty Company (incorporated by reference to Exhibit 10.8 to Form S-2 Registration Statement of the Registrant filed on September 2, 1993. File No. 33-68288).

10.12 Expansion Agreement, dated as of May 1, 1991, and Industrial Lease, dated as of May 1, 1991, between Dermody Properties and the Registrant (incorporated by reference to Exhibit 10.9 to Form S-2 Registration Statement of the Registrant filed on September 2, 1993. File No. 33-68288).

10.13 Lease Amendment, dated June 20, 1991, between Dermody Properties and the Registrant (incorporated by reference to Exhibit 10.9.1 to Form S-2 Registration Statement of the Registrant filed on September 2, 1993. File No. 33-68288).

10.14 Lease Amendment, dated October 18, 1991, between Dermody Properties and the Registrant (incorporated by reference to Exhibit 10.9.2 to Form S-2 Registration Statement of the Registrant filed on September 2, 1993. File No. 33-68288).

10.15 Commercial Lease-Net dated December 6, 1994 between TriNet Essential Facilities XII and the Registrant (incorporated by reference to Exhibit 10.17 to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 2, 1995 filed on December 1, 1995, File No. 0-10815).

10.16 Purchase Agreement dated November 21, 1994 between the Registrant and TriNet Corporate Realty Trust, Inc. (incorporated by reference to Exhibit 10.18 to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 2, 1995 filed on December 1, 1995, File No. 0-10815).

10.17 Form of Employment Agreement between the Company and Alfred A. Plamann (incorporated by reference to Exhibit 10.19 to Form S-4 Registration Statement of the Registrant filed on August 26, 1999, File No. 333-85917).

10.18 Amendment to Employment Agreement dated as of August, 1999, between the Registrant and Alfred A. Plamann (incorporated by reference to Exhibit 10.27 to Form S-4 Registration Statement of the Registrant filed on August 26, 1999, File No. 333-85917).

10.19 Second Amendment to Employment Agreement dated as of April, 2001, between registrant and Alfred A. Plamann (incorporated by reference to Exhibit 10.51 to the Registrant's Form 10-Q for the quarterly period ended June 30, 2001, filed on August 14, 2001, file No. 0-10815).

10.20 Form of Indemnification Agreement between the Company and each Director and Officer (incorporated by reference to Exhibit A to the Registrant's Proxy Statement dated February 24, 1997 filed on February 24, 1997, File No. 0-10815).

10.21 Annual Incentive Plan for Chief Executive Officer (incorporated by reference to Exhibit 10.23 to the Registrant's Annual Report on Form 10-K for the fiscal year ended August 30, 1997 filed on November 28, 1997, File No. 0-10815).

10.22 Annual Incentive Plan for Senior Management (incorporated by reference to Exhibit 10.24 to the Registrant's Annual Report on Form 10-K for the fiscal year ended August 30, 1997 filed on November 28, 1997, File No. 0-10815).

10.23 Sublease Agreement dated October 27, 1991 for the Eugene Store between United Grocers, Inc. (predecessor-in-interest to the Registrant) and a corporation in which Richard L. Wright, a director of the Registrant, has an interest (incorporated by reference to Exhibit 10.H1 of United Grocers, Inc. Annual Report on Form 10-K for the fiscal year ended October 2, 1998 filed on January 20, 1999, File No. 002-60487).

10.24 Sublease Agreement dated October 27, 1991 for the Cottage Grove Store between United Grocers, Inc. (predecessor-in-interest to the Registrant) and a corporation in which Richard L. Wright, a director of the Registrant, has an interest (incorporated by reference to Exhibit 10.H2 of United Grocers, Inc. Annual Report on Form 10-K for the fiscal year ended October 2, 1998 filed on January 20, 1999, File No. 002-60487).

10.25 Sublease Agreement dated February 1, 1994 for the Albany Store between United Grocers, Inc. (predecessor-in-interest to the Registrant) and a corporation in which Richard L. Wright, a director of the Registrant, has an interest (incorporated by reference to Exhibit 10.H3 of United Grocers, Inc. Annual Report on Form 10-K for the fiscal year ended October 2, 1998 filed on January 20, 1999, File No. 002-60487).

10.26 Sublease Agreement dated July 26, 1979 for the Gold Beach Store between United Grocers, Inc. (predecessor-in-interest to the Registrant) and Raymond L. Nidiffer, a holder of more than five percent of the Registrant's shares (incorporated by reference to Exhibit 10-Q3 of United Grocers' Registration Statement on Form S-2, File No. 33-26631).

10.27 Assignment of Lease and related documents for Mt. Shasta Store between United Grocers, Inc. (predecessor-in-interest to the Registrant) and C&K Market, Inc., an affiliate of Raymond L. Nidiffer (incorporated by reference to Exhibit 10-Q4 of United Grocers, Inc.'s Registration Statement on Form S-2, File No. 33-26631).

10.28 Loan guaranties dated June 12, 1980 and September 30, 1988, given by United Grocers, Inc. (predecessor-in-interest to the Registrant) for the benefit of C&K Market, Inc., an affiliate of Raymond L. Nidiffer (incorporated by reference to Exhibit 10-I12 to United Grocer's Form 10-K for the fiscal year ended September 30, 1989).

10.29 Agreement for Purchase and Sale and Escrow Instructions dated September 17, 1997, between United Grocers, Inc. (predecessor-in-interest to the Registrant) and C&K Market, Inc., an affiliate of Raymond L. Nidiffer (incorporated by reference to Exhibit 10.I5 to United Grocers, Inc.'s Form 10-K for the fiscal year ended October 2, 1998 filed on January 20, 1999, File No. 002-60487).

10.30 Stock Purchase Agreement dated November 17, 1997, by and among United Grocers, Inc. (predecessor-in-interest to the Registrant) and C&K Market, an affiliate of Raymond L. Nidiffer (incorporated by reference to Exhibit 10.I6 to Form 10-K of United Grocers, Inc. filed on January 20, 1999, File No. 002-60487).

10.31 Stock Purchase Agreement dated March 26, 1999 by and among Grocers Capital Company, K.V. Mart Co., an affiliate of Darioush Khaledi, Khaledi Family Partnership I, Khaledi Family Trust dated May 17, 1995, and Parviz Vazin and Vida Vazin (incorporated by reference to
            Exhibit 10.35 to the Registrant's Annual Report on form 10-K for the fiscal year ended September 30, 2000, filed on December 26, 2000, file No. 0-10815).

10.32 Pledge Agreement dated March 26, 1999 by Khaledi Family Partnership I, Khaledi Family Trust dated May 17, 1995, and Parviz Vazin and Vida Vazin in favor of Grocers Capital Company (incorporated by reference to Exhibit 10.36 to the Registrant's Annual Report on form 10-K for the fiscal year ended September 30, 2000, filed on December 26, 2000, file No. 0-10815).

10.33 Guaranty dated March 26, 1999 by K.V. Mart Co. in favor of Grocers Capital Company (incorporated by reference to Exhibit 10.37 to the Registrant's Annual Report on form 10-K for the fiscal year ended September 30, 2000, filed on December 26, 2000, file No. 0-10815).

10.34 Term Loan Agreement dated as of May 12, 2000 between K.V. Mart Co. and Unified Western Grocers, Inc. relating to a $7,000,000 Promissory Note due May 12, 2005 in favor of Unified Western Grocers, Inc. by K.V. Mart Co. (incorporated by reference to Exhibit
            10.38 to the Registrant's Form 10-Q for the quarterly period ended July 1, 2000 filed on August 17, 2000, File No. 0-10815)

10.35 Security Agreement dated as of May 12, 2000 between K.V. Mart Co. and Unified Western Grocers, Inc. relating to the Term Loan Agreement dated as of May 12, 2000 between K.V. Mart Co. and Unified Western Grocers, Inc. (incorporated by reference to Exhibit 10.39 to the Registrant's Form 10-Q for the quarterly period ended July 1, 2000 filed on August 17, 2000, File No. 0-10815)

10.36 Guaranty dated as of May 12, 2000 by Darioush Khaledi and Shahpar Khaledi, husband and wife, Darioush Khaledi, as Trustee of the Khaledi Family Trust under Declaration of Trust dated May 17, 1995, K.V. Property Company, and Parviz Vazin and Vida Vazin in favor of Unified Western Grocers, Inc. issued pursuant to that certain Term Loan Agreement dated as of May 12, 2000 between K.V. Mart Co. and

            Unified Western Grocers, Inc. (incorporated by reference to Exhibit
            10.40 to the Registrant's Form 10-Q for the quarterly period ended July 1, 2000 filed on August 17, 2000, File No. 0-10815).

10.37 Stock Collateral Acknowledgement and Consent dated as of May 12, 2000 executed by the shareholders of K.V. Mart Co. (incorporated by reference to Exhibit 10.41 to the Registrant's Form 10-Q for the quarterly period ended July 1, 2000 filed on August 17, 2000, File No. 0-10815).

10.38 Preferred Stock Purchase Agreement by and between C & K Market, Inc. and Unified Western Grocers, Inc. dated as of December 19, 2000 (incorporated by reference to Exhibit 10.47 to the Registrant's Form 10-Q for the quarterly period ended December 31, 2000, filed on February 13, 2001, File No. 0-10815).

10.39 Shareholders Agreement by and among Unified Western Grocers, Inc., C & K Market, Inc. and designated shareholders of C & K Market, Inc. dated as of December 19, 2000 (incorporated by reference to Exhibit
            10.48 to the Registrant's Form 10-Q for the quarterly period ended December 31, 2000, filed on February 13, 2001, File No. 0-10815).

10.40 Form of Severance Agreement for Executive Vice Presidents with Three Years or More in an Officer Position executed by Robert M. Ling, Jr., Richard J. Martin and Charles J. Pilliter (incorporated by reference to Exhibit 10.49 to the Registrant's Form 10-Q for the quarterly period ended December 31, 2000, filed on February 13, 2001, file No. 0-10815).

10.41 Form of Severance Agreement for Vice Presidents, Senior Vice Presidents and Executive Vice Presidents with Less Than Three Years in an Officer Position executed by Philip S. Smith, Rodney L. Van Bebber, Daniel J. Murphy, John C. Bedrosian, William O. Cote, Dirk
            T. Davis, Luis de la Mata, Stanley G. Eggink, Joseph L. Falvey, Carolyn S. Fox, Don Gilpin, Gary C. Hammett, Gary S. Herman, Joseph
            A. Ney, David A. Woodward (incorporated by reference to Exhibit
            10.50 to the Registrant's Form 10-Q for the quarterly period ended December 31, 2000, filed on February 13, 2001, file No. 0-10815).

10.42 Form of Subordinated Redemption Note -- Excess Class B Shares (incorporated by reference to Exhibit 10.50 to Registrant's Form 10-K for the fiscal year ended September 29, 2001 filed on December 27, 2001, File No. 1-10815).

10.43 Agreement relating to the Registrant's five-year interest rate collar (incorporated by reference to Exhibit 10.51 to Amendment No. 2 to Registrant's Registration Statement on Form S-2 filed on May 1,
            2002).

12.1        Computation of ratio of earnings to fixed charges.

21 Subsidiaries of the Registrant (incorporated by reference to Exhibit 21 to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 28, 2002, filed on January 13, 2003, File No. 0-10815).

23.1        Consent of Deloitte & Touche LLP.

25.1        Form T-1 Statement of Eligibility Under the Trust Indenture Act of
            1939.

Item 17.  Undertakings

The undersigned Registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (a) to include any prospectus required by section 10(a)(3) of the Securities Act of 1933, (b) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement, (c) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

         (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (4) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES
                                   __________

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Commerce, State of California, on February 27, 2003.

                     UNIFIED WESTERN GROCERS, INC.


                     By              /s/ Robert M. Ling, Jr.
                         ______________________________________________________
                                        Robert M. Ling, Jr.
                         Executive Vice President, General Counsel and Secretary

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Robert M. Ling, Jr. and Richard J. Martin with full power to act alone, as his or her true and lawful attorney-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and any subsequent registration statement filed by the registrant pursuant to rule 462(b) of the Securities Act, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the SEC, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

                      Signature                        Title                                         Date
                      _________                        _____                                         ____
         /s/ Alfred A. Plamann
         __________________________________            President and Chief Executive        February 27, 2003
                  Alfred A. Plamann                    Officer (Principal Executive
                                                       Officer)

         /s/ Richard J. Martin
         __________________________________            Executive Vice President,            February 27, 2003
                  Richard J. Martin                    Finance and Administration, and
                                                       Chief Financial Officer
                                                       (Principal Financial Officer)

                                      S-1


         /s/ William O. Cote
         __________________________________            Vice President and Controller        February 27, 2003
                   William O. Cote                     (Principal Accounting Officer)


         /s/ Louis A. Amen
         __________________________________            Director                             February 27, 2003
                    Louis A. Amen


         /s/ David Bennett
         __________________________________            Director                             February 27, 2003
                    David Bennett


         /s/ John Berberian
         __________________________________            Director                             February 27, 2003
                   John Berberian


         /s/ Edmund K. Davis
         __________________________________            Director                             February 27, 2003
                   Edmund K. Davis


         /s/ James F. Glassel
         __________________________________            Director                             February 27, 2003
                  James F. Glassel


         /s/ Darioush Khaledi
         __________________________________            Director                             February 27, 2003
                  Darioush Khaledi


         /s/ Mark Kidd
         __________________________________            Director                             February 27, 2003
                      Mark Kidd


         /s/ Jay McCormack
         __________________________________            Director                             February 27, 2003
                    Jay McCormack


         /s/ Douglas A. Nidiffer
         __________________________________            Director                             February 27, 2003
                 Douglas A. Nidiffer


         /s/ Morrie Notrica
         __________________________________            Director                             February 27, 2003
                   Morrie Notrica


         /s/ Peter J. O'Neal
         __________________________________            Director                             February 27, 2003
                   Peter J. O'Neal


         /s/ Michael A. Provenzano, Jr.
         __________________________________            Director                             February 27, 2003
             Michael A. Provenzano, Jr.


         /s/ Gordon E. Smith
         __________________________________            Director                             February 27, 2003
                   Gordon E. Smith

                                      S-2


         /s/ Mimi R. Song
         __________________________________            Director                             February 27, 2003
                    Mimi R. Song


         /s/ Robert E. Stiles
         __________________________________            Director                             February 27, 2003
                  Robert E. Stiles


         /s/ Kenneth Tucker
         __________________________________            Director                             February 27, 2003
                   Kenneth Tucker


         /s/ Richard L. Wright
         __________________________________            Director                             February 27, 2003
                  Richard L. Wright


                                INDEX TO EXHIBITS

Exhibit
Number                        Description
_______                       ___________

4.35 Form of Indenture between the Registrant and U.S. Bank, N.A., as Trustee, relating to $4,000,000 Subordinated Patronage Dividend Certificates Due December 15, 2007.

5.1    Opinion of Sheppard, Mullin, Richter & Hampton LLP.

12.1   Computation of Ratio of Earnings to Fixed Charges.

23.1   Consent of Deloitte & Touche LLP.

25.1   Form T-1 Statement of Eligibility Under the Trust Indenture Act of 1939.